Filed Pursuant to Rule 424(b)(1)
Registration No. 333-201767

Prospectus

Up to 1,941,073 American Depositary Shares representing Ordinary Shares

Novogen Limited

This prospectus relates to the proposed resale by the selling shareholders named in the section “Selling Shareholders” (collectively with any of their respective transferees or other successors-in-interest, the “Selling Shareholders”) of up to 1,941,073 American Depositary Shares, or ADSs, of Novogen Limited (the “Company”), representing 48,526,832 ordinary shares (“ordinary shares”). Each ADS represents twenty-five ordinary shares.

The ordinary shares underlying the ADSs are being registered pursuant to the requirements of placement confirmation letters dated December 16, 2014 and December 18, 2014, respectively, between our company and the Selling Shareholders to permit the Selling Shareholder to sell ADSs representing the ordinary shares from time to time in the public market (collectively, the “Placement Letters”).

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of ADSs.

The ADSs covered by this prospectus may be offered or sold from time to time directly to purchasers or through agents, underwriters, brokers or dealers at prevailing market or privately negotiated prices and on other terms to be determined at the time of sale. See “Plan Of Distribution.”

The ADSs are traded on the Nasdaq Capital Market, or Nasdaq, and our ordinary shares are listed on the Australian Stock Exchange, or ASX, under the symbol “NRT”. On March 9, 2015, the closing price of the ADSs on Nasdaq was $3.10 per share and the closing price of our ordinary shares on the ASX was A$0.160 per share.

An investment in these securities involves risks. Please carefully consider the “Risk Factors” beginning on page 2 of this prospectus, in Item 3.D of our Annual Report on Form 20-F for the fiscal year ended June 30, 2014 and other documents incorporated by reference in this prospectus, and in any applicable prospectus supplement, for a discussion of the factors you should consider carefully before deciding to purchase these securities.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is March 19, 2015.

You should rely only on the information contained in or incorporated by reference into this prospectus and any applicable prospectus supplement. Neither we nor the Selling Shareholders have authorized anyone to provide you with information different from that contained in this prospectus. The Selling Shareholders are not offering to sell or solicit any security other than the ADSs and ordinary shares offered by this prospectus. In addition, the Selling Shareholders are not offering to sell or solicit any securities to or from any person in any jurisdiction where it is unlawful to make this offer to or solicit an offer from a person in that jurisdiction. The information contained in this prospectus is accurate as of the date on the front of this prospectus only, regardless of the time of delivery of this prospectus or of any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date.

This prospectus is part of a registration statement on Form F-3 that we filed with the U.S. Securities and Exchange Commission, or the SEC. This prospectus does not contain all of the information set forth in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Accordingly, you should refer to the registration statement and its exhibits for further information. Copies of the registration statement and its exhibits are on file with the SEC.

IMPORTANT INFORMATION ABOUT THIS PROSPECTUS

Before you invest in our securities, you should carefully read this prospectus and any prospectus supplement together with the additional information described in the sections entitled “Risk Factors,” “Where You Can Find Additional Information About Us” and “Incorporation of Certain Information by Reference” in this prospectus.

In this prospectus, unless otherwise indicated or the context otherwise requires:

•	the terms “we,” “us”, “our,” “the company,” “our company,” “Novogen,” or “NVGN” refer to Novogen Limited, an Australian company and its consolidated subsidiaries;

•	“Our shares,” “ordinary shares” and similar expressions refer to our Ordinary Shares;

•	“ADSs” refers to American depositary shares, each of which represents twenty-five ordinary shares, and “ADRs” refers to the American depositary receipts that may evidence the ADSs;

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•	“US$,” “dollars” or “U.S. dollars” refers to the legal currency of the United States, unless otherwise indicated.

This prospectus is part of a registration statement on Form F-3 that we filed with the SEC utilizing a shelf registration process permitted under the Securities Act of 1933, as amended, or the Securities Act. By using a shelf registration statement, we or any selling security holder may sell any of our securities from time to time and in one or more offerings. Each time we or any selling security holder sell securities, we may provide a supplement to this prospectus that contains specific information about the securities being offered and the specific terms of that offering. The supplement may also add, update or change information contained in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the prospectus supplement.

SPECIAL CAUTIONARY NOTICE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and matters discussed in this prospectus, the documents incorporated by reference, any related prospectus and any related free writing prospectus constitute “forward-looking statements” within the meaning of, and intended to qualify for safe harbor from liability established by the Securities Act, the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Act of 1995. Forward-looking statements are statements that are not historical facts and may contain estimates, assumptions, projections, belief, expectations, future plans and strategies, anticipated events and/or trends. Statements related to our future financial condition, results of operations and expected market growth are examples of forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance, or future results to differ materially from historical results or any future results, performance or achievements expressed, suggested or implied by such forward-looking statements. In some instances, you can identify these forward-looking statements by words such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plan,” “potential,” “will,” “should,” “would,” or similar expressions, including their negatives. These forward-looking statements include, without limitation, statements relating to our expectations and beliefs regarding:

•	fluctuations in the market price of our securities;

•	the possibility that our securities could be delisted from Nasdaq or the ASX;

•	potential dilution to the holders of our securities as a result of future issuances of our securities;

•	fluctuations in our results of operations;

•	the accuracy of our financial forecasts in our drug development activity as well as in our medical device activity and the uncertainty regarding the adequacy of our liquidity to pursue our complete business objectives;

•	the timing and cost of the in-licensing, partnering and acquisition of new product opportunities;

•	the timing of expenses associated with product development and manufacturing of the proprietary drug candidates;

•	the costs involved in prosecuting and enforcing patent claims and other intellectual property rights; and

•	other risks and uncertainties described in this prospectus.

The risks included in this section are not exhaustive. You should carefully consider the section entitled “Risk Factors” in this prospectus and reports filed with or furnished to the SEC, which include additional factors that could impact our business and financial performance, before making any investment decision with respect to our securities. If any of these trends, risks or uncertainties actually occurs or continues, our business, financial condition and results of operations could be adversely affected, the trading prices of our securities could decline and you could lose all or part of your investment.

Forward-looking statements contained in this prospectus and documents incorporated by reference into this prospectus are based on our current plans, estimates and projections. Therefore, you should not place any reliance on any forward-looking statement as a prediction of future results. Forward-looking statements made in this prospectus and the documents incorporated by reference are made as of the date of the respective documents. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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PROSPECTUS SUMMARY

This summary provides a brief overview of the key aspects of Novogen Limited and certain material terms of the securities that may be offered that are known as of the date of this prospectus. For a more complete understanding of the terms of a particular sale of offered securities, and before making your investment decision, you should carefully read:

•	this prospectus, including the materials incorporated herein by reference and the risk factors commencing on page 2 of this prospectus, which explains the general terms of the securities that may be offered;

•	the accompanying prospectus supplement for such issuance, which explains the specific terms of the securities being offered and which may update or change information in this prospectus; and

•	the documents referred to in “Where You Can Find Additional Information” for information about us, including our financial statements.

Our Company

We are a pharmaceutical drug development company, with two main drug technology platforms: super-benzopyran (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been created to kill the full range of cells within a tumor, but particularly the cancer stem cells. The ATM compounds target the microfilament component of a cancer cell, and when used in conjunction with standard anti-microtubular drugs, result in comprehensive and fatal destruction of the cancer cell’s cytoskeleton. Ovarian cancer, colorectal cancer, malignant ascites, prostate cancer, neural cancers (glioblastoma, neuroblastoma in children) and melanoma are the key clinical indications being pursued, with the ultimate objective of employing both technologies as a unified approach to first-line therapy.

In November 2013, we formed a joint-venture company, CanTx Inc., with Yale University. The purpose of the joint venture is to pool the resources of both parties in order to develop drugs for the treatment of ovarian cancer. Under a license agreement from us, CanTx can access our patent portfolio of SBP drugs in order to identify a lead candidate compound for our objective of developing a product capable of treating any intra-abdominal cancer, with a particular focus on ovarian cancer. A license agreement between Yale and CanTx provides CanTx access to certain Yale cell culture technology and animal models and facilities and resources. CanTx has developed a new drug product, Cantrixil, which is designed to be injected into body cavities (peritoneal cavity, pleural cavity) to seek out and destroy cancer stem cells, the cells primarily responsible for the initiation of cancer, its spread, and its continued growth in the face of chemotherapy. We have now received confirmation from the U.S. Food and Drug Administration that Cantrixil has passed its final pre-clinical test of efficacy as evidence of its potential to significantly improve the survival prospects of patients with late-stage ovarian cancer. An initial Phase 1 study is to be conducted in women with late-stage ovarian cancer that has become unresponsive to standard therapy.

Our current focus in terms of ATM drug candidates is on ATM-3507, which we believe can significantly enhance the anti-cancer activity of certain existing chemotherapies, resulting in greater cancer cell killing with lower amounts of chemotherapy drugs.

We also recently announced that one of our leading product candidates, TRXE-009, a proprietary construct known as Trilexium that was originally developed for the treatment of brain cancers, has been shown in pre-clinical studies also to be highly active against melanoma. We believe this is an important breakthrough discovery for two reasons. The first is that it confirms that Trilexium is an important new potential treatment for melanoma, including for the treatment of secondary brain cancers due to melanoma, for which there currently are no effective therapies. The second is that it offers evidence for the first time of a hypothesized link between brain cancer and melanoma. On February 11, 2015, we filed a patent application covering first family of super-benzopyran compounds that to date has yielded leading drug candidates, TRXE-002, TRXE-009 and TRXE-0025.

On March 4, 2015, we announced that one of our leading candidate products, TRXE-009, is showing the potential to become an important new therapy in the fight against adult and pediatric brain cancer. The latest study looked at the ability of TRXE-009 to kill a library of patient-derived cell cultures from subjects with glioblastoma multiform (GBM). The cells were cultured under conditions that promote cancer stem cell growth. These stem-like cancer cells are believed to be responsible for chemotherapy resistance and tumor recurrence. Killing these highly-resistant GBM cancer stem cells is considered to be a fundamental requirement to successfully treating this highly destructive disease. All patient derived cancer cells represented in the library responded to TRXE-009 at clinically relevant doses, suggesting a strong therapeutic potential.

The studies were conducted by Drs John Boockvar and Marc Symons at the Feinstein Institute for Medical Research (Feinstein) and with which we are forging a strong collaboration to oversee advancing TRXE-009 into the clinic for adult and pediatric brain cancers. These findings join with other recently announced pre-clinical studies showing that TRXE-009 is highly cytotoxic of chemo-resistant pediatric brain cancers such as Diffuse Intrinsic Pontine Glioma (DIPG) as well as other pediatric neural and neural crest-derived tumors (i.e. medulloblastoma and neuroblastoma, respectively). Together, these studies suggest that TRXE-009 is a unique drug candidate in preferentially targeting tumors with a common embryonic origin in neural/neural crest cells. The next step in this drug’s development is to confirm it’s ability to cross the blood-brain barrier, a key filtering mechanism that effectively blocks the majority of chemotherapic drugs from reaching brain tissue. Trilexium is due to enter a Phase 1 study in early-2016.

We will bring Trilexium into the clinic as soon as possible, but our focus at the moment in terms of a clinical program, given our current financial resources, is the product candidate, Cantrixil. Our objective is to reach the key inflection point of transitioning from a drug development company into a clinical stage company.

THE OFFERING AND PLACEMENT OF ORDINARY SHARES AND OPTIONS

We are registering for resale 48,526,832 ordinary shares. Such ordinary shares comprise (i) 46,650,800 ordinary shares issuable upon exercise, at the initial exercise price of A$0.15 per ordinary share, of options issued by our company (the “Purchaser Options”) in two private placements (collectively, the “Placements”) pursuant to placement confirmation letters dated December 16, 2014 and December 18, 2014, respectively (collectively, the “Placement Letters”) between our company and certain investors named in the section “Selling Stockholders” (collectively, the “Purchasers”), which may be represented by ADSs, and (ii) 1,876,032 ordinary shares issuable upon exercise, at the initial exercise price of A$0.15 per ordinary share, of an option (the “Placement Option” and, together with the Purchaser Options, the “Options”) issued to H.C. Wainwright & Co., LLC, our placement agent in connection with the Placement Letters (the “Placement Agent” and, together with the Purchasers, the “Selling Shareholders”), which may be represented by ADSs. In the Placements, our Company issued and sold to the Purchasers an aggregate of 46,900,800 ordinary shares and the Options. The securities were issued without registration under the U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to the exemption from registration under the Securities Act for transactions not involving any public offering. We received gross proceeds of approximately A$5.85 million from the Placements, which we are using for, among other purposes, further development of pharmaceutical drug products and general corporate purposes to support further development of our company.

RISK FACTORS

Before you invest in the ADSs you should understand the high degree of risk involved. You should carefully consider the risks described below and other information in this report, including our financial statements and related notes included elsewhere in this report, before you decide to purchase the ADSs. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of the ADSs could decline and you could lose part or all of your investment.

Risks Related to Our Business

We are currently exploring the development of anti-cancer drugs based on two unproven drug technology platforms – no assurance can be given that either of these platforms will prove successful.

We are committed to the identification of lead candidate anti-cancer drugs from the two drug technology platforms, super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). Although early pre-clinical studies have confirmed the utility of either drug technology platform in the generation of compounds with novel and potent cytotoxicity against various human cancer cell lines in vitro, there are significant risks and uncertainties in translating those early laboratory results into drugs that will have meaningful clinical application and meet the stringent requirements of regulatory authorities such as the United States Food and Drug Administration, that review Investigational New Drug (IND) Applications to enable the conduct of first-in-man clinical trials. The Company plans to obtain the appropriate approvals to enable the trials.

Factors that may have a negative impact on early drug candidate selection include:

•	unacceptably high toxicity

•	poor bio-availability

•	unacceptably short drug half-life

•	inability to deliver the drug in a practical manner

•	insurmountable difficulties in large-scale manufacture.

Our ability to continue as a going concern is dependent on a continuing positive news flow from our pre-clinical R&D programs, and our ability to raise capital to support those programs.

We have limited cash resources and will need substantial additional funds to maintain our planned level of R&D. To continue the development of all our R&D programs, we will need to raise more capital during the course of 2015. We are currently exploring different potential sources of funds.

The factors that will determine the actual amount of additional capital required may include the following:

•	the rate of success and the length of time it takes to identify lead candidate compounds in both the super-benzopyran (SBP) and anti-tropomyosin (ATM) drug technologies;

•	the length of time and amount of work required to bring any lead candidate compounds through their pre-clinical programs

•	the need to employ additional staff or contractors to meet the needs of the R&D programs.

If we are unable to obtain additional funds on favorable terms or at all, we may be required to cease or reduce our operations. Also, if we raise more funds by selling additional securities, the ownership interests of holders of our securities will be diluted.

We are at an early stage of drug development and are in the process of applying for patents over composition and matter and use for both of our drug technology platforms. There is no certainty that patent protection will be granted.

Our patent portfolio is in a development stage. It comprises a certain number of provisional patents that have been lodged and others that are in the process of being lodged. The patents usually have worldwide coverage, with a particular focus on USA, EU, Asia and Australia. While our patent strategy is closely supervised by experienced patent attorneys and every effort made to ensure the likely success of achieving approval of patent claims in all major territories, there is no guarantee that any or all territories will grant such claims.

Negative global economic conditions may pose challenges to our business strategy, the success of which relies on our continued ability to access capital from the markets or collaborators.

Negative conditions in the global economy, including credit markets and the financial services industry, have generally made equity and debt financing more difficult to obtain, and may negatively impact our ability to complete financing transactions. The duration and severity of these conditions is uncertain, as is the extent to which they may adversely affect our business and the business of current and prospective vendors and collaborators. If negative global economic conditions persist or worsen, we may not be able to secure additional funding to sustain our operations or to find suitable collaborators to advance our internal programs, even if positive results are achieved from research and development efforts.

We have a history of incurring losses and expect to continue to incur losses.

We have had a history of incurring losses and are likely to continue to incur operating losses in the near future, until such time as any possible commercial breakthrough occurs.

Final approval by regulatory authorities of our drug candidates for commercial use may be delayed, limited or prevented, any of which would adversely affect our ability to generate operating revenues.

We will not generate any operating revenue until we, or our subsidiaries, successfully commercialize one or more of our drug candidates. Currently, our drug candidates are at an early stage of development, and each will need to successfully proceed through a number of steps in order to obtain regulatory approval before potential commercialization.

For example, any of the following factors may serve to delay, limit or prevent final approval by regulatory authorities of our drug candidates for commercial use:

•	we have identified two lead candidate compounds, Cantrixil and Trilexium, and are in the process of identifying a number of other lead candidate compounds. All are in the early stages of development, and we will need to conduct significant pre-clinical and clinical testing to demonstrate safety and efficacy of these drug candidates before applications for marketing can be filed with the FDA, or with the regulatory authorities of other countries;

•	data obtained from pre-clinical and clinical studies can be interpreted in different ways, which could delay, limit or prevent regulatory approval;

•	development and testing of product formulation, including identification of suitable excipients, or chemical additives intended to facilitate delivery of our drug candidates;

•	it may take us many years to complete the testing of our drug candidates, and failure can occur at any stage of this process; and

•	negative or inconclusive results or adverse medical events during a clinical trial could cause us to delay or terminate our development efforts.

The successful development of any of these drug candidates is uncertain and, accordingly, we may never commercialize any of these drug candidates or generate revenue.

Even if we receive regulatory approval to commercialize our drug candidates, the ability to generate revenues from any resulting products will be subject to a variety of risks, many of which are outside of our control.

Even if our drug candidates obtain regulatory approval, resulting products may not gain market acceptance among physicians, patients, healthcare payers or the medical community. We believe that the degree of market acceptance and our ability to generate revenues from such products will depend on a number of factors, including, but not limited to:

•	timing of market introduction of our drugs and competitive drugs;

•	actual and perceived efficacy and safety of our drug candidates;

•	prevalence and severity of any side effects;

•	potential or perceived advantages or disadvantages over alternative treatments;

•	strength of sales, marketing and distribution support;

•	price of future products, both in absolute terms and relative to alternative treatments;

•	the effect of current and future healthcare laws on our drug candidates; and

•	availability of coverage and reimbursement from government and other third-party payers.

If any of our drugs are approved and fail to achieve market acceptance, we may not be able to generate significant revenue to achieve or sustain profitability.

We may not be able to establish the contractual arrangements necessary to develop, market and distribute the product candidates.

A key part of our business plan is to establish contractual relationships with strategic partners. We must successfully contract with third parties to package, market and distribute our product candidates.

Potential partners may be discouraged by our limited operating history.

There is no assurance that we will be able to negotiate commercially acceptable licensing or other agreements for the future exploitation of our drug product candidates including continued clinical development, manufacture or marketing. If we are not able to successfully contract for these services, or if arrangements for these services are terminated, we may have to delay the commercialization program which will adversely affect our ability to generate operating revenues.

Our commercial opportunity will be reduced or eliminated if competitors develop and market products that are more effective, have fewer side effects or are less expensive than our drug candidates.

The development of drug candidates is highly competitive. A number of other companies have products or drug candidates in various stages of pre-clinical or clinical development that are intended for the same therapeutic indications for which our drug candidates are being developed. Some of these potential competing drugs are further advanced in development than our drug candidates and may be commercialized sooner. Even if we are successful in developing effective drugs, our compounds may not compete successfully with products produced by our competitors.

Our competitors include pharmaceutical companies and biotechnology companies, as well as universities and public and private research institutions. In addition, companies active in different but related fields represent substantial competition. Many of our competitors developing oncology drugs have significantly greater capital resources, larger research and development staffs and facilities and greater experience in drug development, regulation, manufacturing and marketing. These organizations also compete with us and our service providers to recruit qualified personnel and to attract partners for joint ventures and to license technologies. As a result, our competitors may be able to more easily develop technologies and products that would render our technologies or our drug candidates obsolete or non-competitive.

We rely on third parties to conduct our pre-clinical studies. If those parties do not successfully carry out their contractual duties or meet expected deadlines, our drug candidates may not advance in a timely manner or at all.

In the course of discovery, pre-clinical testing and clinical trials, we rely on third parties, including laboratories, investigators, clinical contract research organizations, or CROs, and manufacturers, to perform critical services. For example, we rely on third parties to conduct all of our pre-clinical studies. These third parties may not be available when we need them or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner, and we may need to enter into new arrangements with alternative third parties and the studies may be extended, delayed or terminated. These independent third parties may also have relationships with other commercial entities, some of which may compete with us. As a result of our dependence on third parties, we may face delays or failures outside of our direct control. These risks also apply to the development activities of collaborators, and we do not control their research and development, clinical trial or regulatory activities.

We have no direct control over the cost of manufacturing our drug candidates. Increases in the cost of manufacturing our drug candidates would increase the costs of conducting clinical trials and could adversely affect future profitability.

We do not intend to manufacture the drug product candidates in-house, and we will rely on third parties for drug supplies both for clinical trials and for commercial quantities in the future. We have taken the strategic decision not to manufacture active pharmaceutical ingredients (‘API’) for the drug candidates, as these can be more economically supplied by third parties with particular expertise in this area. We plan to manufacture product and test it to FDA requirements. We have identified contract facilities that are registered with the FDA, have a track record of large scale API manufacture, and have already invested in capital and equipment. We have no direct control over the cost of manufacturing our product candidates. If the cost of manufacturing increases, or if the cost of the materials used increases, these costs will be passed on, making the cost of conducting clinical trials more expensive. Increases in manufacturing costs could adversely affect our future profitability if we were unable to pass all of the increased costs along to our customers.

We may face a risk of product liability claims and may not be able to obtain adequate insurance.

Our business exposes us to the risk of product liability claims. This risk is inherent in the manufacturing, testing and marketing of human therapeutic products. We have product liability insurance. The coverage is subject to deductibles and coverage limitations. We are in the process of identifying lead candidate compounds. When identified, and INDs are obtained, they will be taken into the clinic. We may not be able to obtain or maintain adequate protection against potential liabilities, or claims may exceed the insurance limits. If we cannot or do not sufficiently insure against potential product liability claims, we may be exposed to significant liabilities, which may materially and adversely affect our business development and commercialization efforts.

If we are unable to adequately protect our intellectual property, third parties may be able to use our technology, which could adversely affect our ability to compete in the market.

Our commercial success will depend in part on our ability and the ability of our licensors to obtain and maintain patent protection on our drug products and technologies and successfully defend these patents and technologies against third-party challenges. As part of our business strategy, our policy is to actively file patent applications in the US and internationally to cover methods of use, new chemical compounds, pharmaceutical compositions and dosing of the compounds and composition and improvements in each of these. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that before we commercialize any of our products, any related patent may expire or remain in force for only a short period following commercialization, thus reducing any advantage of the patent.

The patent positions of pharmaceutical and biotechnology companies can be highly uncertain and involve complex legal and factual questions. No consistent policy regarding the breadth of claims allowed in biotechnology patents has emerged to date. Accordingly, the patents we use may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. The patents we use may be challenged or invalidated or may fail to provide us with any competitive advantage.

Generally, patent applications in the US are maintained in secrecy for a period of at least 18 months. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, we are not certain that we were the first to make the inventions covered by each of our pending patent applications or that we were the first to file those patent applications. We cannot predict the breadth of claims allowed in biotechnology and pharmaceutical patents, or their enforceability. Third parties or competitors may challenge or circumvent our patents or patent applications, if issued. If our competitors prepare and file patent applications in the US that claim compounds or technology also claimed by us, we may be required to challenge competing patent rights, which could result in substantial cost, even if the eventual outcome is favorable to us. While we have the right to defend patent rights related to the licensed drug candidates and technologies, we are not obligated to do so. In the event that we decide to defend our licensed patent rights, we will be obligated to cover all of the expenses associated with that effort.

We also rely on trade secrets to protect technology where we believe patent protection is not appropriate or obtainable. Trade secrets are difficult to protect. While we require our employees, collaborators and consultants to enter into confidentiality agreements, this may not be sufficient to protect our trade secrets or other proprietary information adequately. In addition, we share ownership and publication rights to data relating to some of our drug candidates and technologies with our research collaborators and scientific advisors. If we cannot maintain the confidentiality of this information, our ability to protect our proprietary information will be at risk.

Litigation or third-party claims of intellectual property infringement could require us to spend substantial time, money and other resources defending such claims and adversely affect our ability to develop and commercialize our products.

Third parties may assert that we are using their proprietary technology without authorization. In addition, third parties may have or obtain patents in the future and claim that our products infringe their patents. If we are required to defend against patent suits brought by third parties, or if we sue third parties to protect our patent rights, we may be required to pay substantial litigation costs, and our management’s attention may be diverted from operating our business. In addition, any legal action against our licensors or us that seeks damages or an injunction of our commercial activities relating to the affected products could subject us to monetary liability and require our licensors or us to obtain a license to continue to use the affected technologies. We cannot predict whether our licensors or we would prevail in any of these types of actions or that any required license would be made available on commercially acceptable terms, if at all. In addition, any legal action against us that seeks damages or an injunction relating to the affected activities could subject us to monetary liability and/or require us to discontinue the affected technologies or obtain a license to continue use thereof.

In addition, there can be no assurance that our patents or patent applications or those licensed to us will not become involved in opposition or revocation proceedings instituted by third parties. If such proceedings were initiated against one or more of our patents, or those licensed to us, the defense of such rights could involve substantial costs and the outcome could not be predicted.

Competitors or potential competitors may have filed applications for, may have been granted patents for, or may obtain additional patents and proprietary rights that may relate to compounds or technologies competitive with ours. If patents are granted to other parties that contain claims having a scope that is interpreted to cover any of our products (including the manufacture thereof), there can be no assurance that we will be able to obtain licenses to such patents at reasonable cost, if at all, or be able to develop or obtain alternative technology.

Risks Related to The ADSs

The trading price of our ordinary shares and ADSs is highly volatile. Your investment could decline in value and we may incur significant costs from class action litigation and our securities may be delisted from Nasdaq.

The trading price of our ordinary shares and ADSs is highly volatile in response to various factors, many of which are beyond our control, including:

•	announcements of technological innovations by us and our competitors;

•	new products introduced or announced by us or our competitors;

•	changes in financial estimates by securities analysts;

•	actual or anticipated variations in operating results;

•	expiration or termination of licenses, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate in the biotechnology, pharmaceutical and genomics industries;

•	changes in the market values of similar companies;

•	the liquidity of any market for our securities; and

•	additional sales by us of our shares.

In addition, equity markets in general and the market for biotechnology and life sciences companies in particular, have experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of the companies traded in those markets. Further changes in economic conditions in Australia, the United States, Europe, or globally, could impact our ability to raise funding. Adverse economic changes are outside our control and may result in material adverse effects on our business or results of operations. These broad market and industry factors may materially affect the market price of our ordinary shares and ADSs regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs and divert management’s attention and resources.

The market price of the ADSs remains below US$5.00 per share. As such, under stock exchange rules, our stockholders will not be able to use such ADSs as collateral for borrowing in margin accounts. This inability to use ADSs as collateral may depress demand as certain institutional investors are restricted from investing in securities priced below US$5.00 and may lead to sales of such ADSs creating downward pressure on and increased volatility in the market price of our ordinary shares and ADSs.

In addition, under Nasdaq rules, companies listed on the Nasdaq Capital Market are required to maintain a share price of at least US$1.00 per share and if the share price declines below US$1.00 for a period of 30 consecutive business days, then the listed company would have 180 days to regain compliance with the US$1.00 per share minimum. In the event that our share price for an ADS declines below US$1.00, we may be required to take action, such as a reverse stock split, in order to comply with the Nasdaq rules that may be in effect at the time.

The ADSs are traded in small volumes, limiting your ability to sell your ADSs that represent ordinary shares at a desirable price, if at all.

The trading volume of the ADSs has historically been low. Even if the trading volume of the ADSs increases, we can give no assurance that it will be maintained or will result in a desirable stock price. As a result of this low trading volume, it may be difficult to identify buyers to whom you can sell your ADSs in desirable volume and you may be unable to sell your ADSs at an established market price, at a price that is favorable to you, or at all. A low volume market also limits your ability to sell large blocks of the ADSs at a desirable or stable price at any one time. You should be prepared to own the ADSs indefinitely.

Our stock price can be volatile, which increases the risk of litigation and may result in a significant decline in the value of your investment.

The trading price of the ADSs representing our ordinary shares is likely to be highly volatile and subject to wide fluctuations in price in response to various factors, many of which are beyond our control. These factors include:

•	developments concerning our drug candidates or medical devices;

•	announcements of technological innovations by us or our competitors;

•	introductions or announcements of new products by us or our competitors;

•	developments in the markets of the field of activities and changes in customer attributes;

•	announcements by us of significant acquisitions, in/out license transactions, strategic partnerships, joint ventures or capital commitments;

•	changes in financial estimates by securities analysts;

•	actual or anticipated variations in interim operating results and near-term working capital as well as failure to raise required funds for the continued development and operations of the company;

•	expiration or termination of licenses, patents, research contracts or other collaboration agreements;

•	conditions or trends in the regulatory climate and the biotechnology and pharmaceutical industries;

•	failure to obtain orphan drug designation status for the relevant drug candidates in the relevant regions;

•	increase in costs and lengthy timing of the clinical trials according to regulatory requirements;

•	failure to increase awareness to our non-medicinal non-invasive therapy and its benefits;

•	changes in reimbursement policy by governments or insurers in markets we operate or may operate in the future;

•	any changes in the regulatory environment relating to our products may impact our ability to market and sell our products;

•	failure to obtain renewal of the required licenses for marketing and sells of our products in the main markets in which our products are sold;

•	changes in the market valuations of similar companies; and

•	additions or departures of key personnel.

In addition, equity markets in general, and the market for biotechnology and life sciences companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies traded in those markets. These broad market and industry factors may materially affect the market price of the ADSs, regardless of our development and operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted against that company. Such litigation, if instituted against us, could cause us to incur substantial costs to defend such claims and divert management’s attention and resources even if we prevail in the litigation, all of which could seriously harm our business.

Future issuances or sales of ADSs could depress the market for the ADSs.

Future issuances of a substantial number of ADSs, or the perception by the market that those issuances could occur, could cause the market price of our ordinary shares or the ADSs to decline or could make it more difficult for us to raise funds through the sale of equity in the future. Also, if we make one or more significant acquisitions in which the consideration includes ordinary shares or other securities, your portion of shareholders’ equity in us may be significantly diluted.

ADS holders are not shareholders and do not have shareholder rights.

The Bank of New York Mellon, as depositary, delivers the ADSs. ADS holders will not be treated as shareholders and do not have the rights of shareholders. The depositary will be the holder of the shares underlying the ADSs. Holders of ADSs will have ADS holder rights. A deposit agreement among us, the depositary and ADS holders, and the beneficial owners of ADSs, sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs. Our shareholders have shareholder rights prescribed by Australian law. Australian law and our Constitution, govern such shareholder rights. ADS holders do not have the same voting rights as our shareholders. Shareholders are entitled to our notices of general meetings and to attend and vote at our general meetings of shareholders. At a general meeting, every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote on a show of hands. Every shareholder present (in person or by proxy, attorney or representative) and entitled to vote has one vote per fully paid ordinary share on a poll. This is subject to any other rights or restrictions which may be attached to any shares. ADS holders may instruct the depositary to vote the ordinary shares underlying their ADSs. If we do not ask the depositary to ask for their instructions, ADS holders will not receive our notices of general meeting and may not find out about it in time to give voting instructions. ADS holders will not be entitled to attend and vote at a general meeting unless they surrender ADSs and withdraw the ordinary shares. ADS holders may not know about the meeting enough in advance to withdraw the ordinary shares. If we ask for ADS holders’ instructions, the depositary will notify ADS holders of the upcoming vote and arrange to deliver our voting materials and form of notice to them. The depositary will try, as far as is practical, subject to the provisions of the deposit agreement, to vote the shares as ADS holders instruct. The depositary will not vote or attempt to exercise the right to vote other than in accordance with the instructions of ADS holders. We cannot assure ADS holders that they will receive the voting materials in time to ensure that they can instruct the depositary to vote their shares.

ADS holders do not have the same rights to receive dividends or other distributions as our shareholders. Subject to any special rights or restrictions attached to a share, the directors may determine that a dividend will be payable on a share and fix the amount, the time for payment and the method for payment (although we have never declared or paid any cash dividends on our ordinary stock and we do not anticipate paying any cash dividends in the foreseeable future). Dividends and other distributions payable to our shareholders with respect to our ordinary shares generally will be payable directly to them. Any dividends or distributions payable with respect to ordinary shares represented by ADSs will be paid to the depositary, which has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. ADS holders will receive these distributions in proportion to the number of shares their ADSs represent. In addition, there may be certain circumstances in which the depositary may not pay to the ADS holders amounts distributed by us as a dividend or distribution.

If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We are subject to reporting obligations under U.S. securities laws. The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, adopted rules requiring most public companies to include a management report on such company’s internal controls over financial reporting in its annual report, which contains management’s assessment of the effectiveness of the company’s internal controls over financial reporting. In addition, an independent registered public accounting firm must attest to and report on the effectiveness of the company’s internal controls over financial reporting. Our management may conclude that our internal controls over our financial reporting are not effective. Moreover, even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still issue a report that is qualified or adverse if it believes that the design or implementation of our internal controls is not effective, or if it interprets the relevant requirements differently from us.

If we fail to maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal control over financial reporting. Moreover, effective internal control over financial reporting is necessary for us to produce reliable financial reports and is important to help prevent fraud. As a result, our failure to maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the trading price of the ADSs. Furthermore, we have incurred and expect to continue to incur considerable costs and devote significant management time and efforts and other resources to comply with Section 404 of the Sarbanes-Oxley Act.

Compliance with rules and regulations applicable to companies publicly listed in the United States is costly and complex and any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us and cause the market price of the ADSs to decrease.

In addition to Section 404, the Sarbanes-Oxley Act also mandates, among other things, that companies adopt corporate governance measures, imposes comprehensive reporting and disclosure requirements, sets strict independence and financial expertise standards for audit committee members, and imposes civil and criminal penalties for companies, their chief executive officers, chief financial officers and directors for securities law violations. Our current and future compliance efforts will continue to require significant management attention. In addition, our board members, chief executive officer and chief financial officer could face an increased risk of personal liability in connection with the performance of their duties. As a result, we may have difficulty attracting and retaining qualified board members and executive officers to fill critical positions within our company. Any failure by us to comply with these requirements on an ongoing basis could negatively affect investor confidence in us, cause the market price of the ADSs to decrease or even result in the delisting of the ADSs from NASDAQ.

Because we are not organized under U.S. law, we are subject to certain less detailed disclosure requirements under U.S. federal securities laws.

We are a “foreign private issuer,” as defined in the SEC’s regulations, and consequently we are not subject to all of the same disclosure requirements applicable to domestic (U.S.) companies. We prepare annual financial statements in accordance with International Financial Reporting Standards. We are exempt from the SEC’s proxy rules, and our annual reports contain less detailed disclosure than reports of domestic issuers regarding such matters as management, executive compensation and outstanding options, beneficial ownership of our securities and certain related party transactions. Also, our officers, directors and beneficial owners of more than 10% of our equity securities are exempt from the reporting requirements and short-swing profit recovery provisions of Section 16 of the Exchange Act. We are also generally exempt from most of the governance rules applicable to companies listed on NASDAQ. These limits on available information about our company and exemptions from many governance rules applicable to U.S. domestic issuers may adversely affect the market prices for our securities.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing original actions in Australia based on United States or other foreign laws against us or our management named in the annual report.

We are incorporated in Australia and conduct most of our operations in Australia. Most of our assets are located in Australia. In addition, many of our directors and senior executive officers reside within Australia and some or all of the assets of those persons are located outside of the United States. As a result, it may not be possible to effect service of process within the United States or elsewhere outside Australia upon our directors and senior executive officers, including with respect to matters arising under U.S. federal securities laws or applicable state securities laws. Even if you are successful in bringing an action of this kind, the laws of Australia may render you unable to enforce a judgment against our assets or the assets of our directors and officers.

Australia has no statutory reciprocal enforcement arrangements in place with the US. Therefore, to enforce a US judgment in Australia, the common law prerequisites to the recognition and enforcement of an overseas’ judgment must be met.

The common law prerequisites are that the foreign Court must have exercised a jurisdiction which the Australian Courts recognise, the judgment is final and conclusive, the parties to the judgment and in the application to register the judgment are identical and the judgment is for a fixed, or readily calculable debt.

The debtor can apply to have the enforcement of a judgment refused on grounds such as for public policy reasons, because judgment was obtained by fraud, because the foreign Court failed to act in accordance with natural justice or to apply the appropriate law, or the party seeking the enforcement is stopped from doing so.

You may not be able to participate in rights offerings and may experience dilution of your holdings as a result.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. Under the deposit agreement for the ADSs, the depositary will not offer those rights to ADS holders unless both the rights and the underlying securities to be distributed to ADS holders are either registered under the Securities Act or are exempt from registration under the Securities Act with respect to all holders of ADSs. We are under no obligation to file a registration statement with respect to any such rights or underlying securities or to endeavor to cause such a registration statement to be declared effective. In addition, we may not be able to take advantage of any exemptions from registration under the Securities Act. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution in their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deem it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

CAPITALIZATION AND INDEBTEDNESS

The table below sets forth our capitalization as of February 28, 2015.

As of February 28, 2015
(In A$, except number of shares)
Ordinary Shares issued and outstanding (1)	250,357,786
Borrowings	$0
Contributed Equity	$151,334,638
Reserves	$1,588,123
Accumulated losses	$(144,619,593)
Non controlling interest	$(399,985)
Total shareholders’ equity	$7,903,183

(1)	The number of shares issued and outstanding excludes 68,675,001 ordinary shares issuable upon the exercise of 68,675,001 options, having exercise prices ranging from A$0.1250 to A$0.1906 per ordinary share and having a weighted average exercise price of A$0.1465 per ordinary share.

See page 22 for background information regarding Hudson Bay Master Fund convertible notes. As of February 10, 2015, the Hudson Bay Master Fund notes had been converted in full into ordinary shares of the Company.

MARKET FOR OUR ORDINARY SHARES

Australian Securities Exchange

Our ordinary shares are traded on the ASX. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2010	0.89	0.17
2011	0.46	0.10
2012	0.25	0.08
2013	0.47	0.06
2014	0.40	0.15
Fiscal Year Ended June 30, 2013:
First Quarter	0.10	0.07
Second Quarter	0.20	0.06
Third Quarter	0.47	0.07
Fourth Quarter	0.37	0.16
Fiscal Year Ended June 30, 2014:
First Quarter	0.21	0.16
Second Quarter	0.40	0.17
Third Quarter	0.23	0.18
Fourth Quarter	0.18	0.15
Fiscal Year Ended June 30, 2015:
First Quarter	0.16	0.12
Second Quarter	0.16	0.08
Third Quarter (through to March 9)	0.24	0.10
Month Ended:
July 2014	0.16	0.12
August 2014	0.15	0.13
September 2014	0.16	0.13
October 2014	0.14	0.12
November 2014	0.12	0.08
December 2014	0.16	0.08
January 2015	0.11	0.09
February 2015	0.17	0.12
March 2015 (through to March 9)	0.24	0.13

NASDAQ Capital Market

The ADSs are traded on the NASDAQ Capital Market under the symbol “NVGN.” The following table sets forth, for the periods indicated, the high ask and low bid prices of the ADSs on the NASDAQ Capital Market:

	Per ADS (US$)*
	High	Low
Fiscal Year Ended June 30,
2010	26.20	2.85
2011	14.85	2.05
2012	8.25	1.95
2013	10.49	0.76
2014	6.84	3.42
Fiscal Year Ended June 30, 2013:
First Quarter	2.44	1.81
Second Quarter	6.14	0.76
Third Quarter	10.49	1.75
Fourth Quarter	6.92	3.57
Fiscal Year Ended June 30, 2014:
First Quarter	5.18	3.50
Second Quarter	6.84	3.73
Third Quarter	5.70	3.85
Fourth Quarter	4.16	3.42
Fiscal Year Ended June 30, 2015:
First Quarter	3.62	2.74
Second Quarter	5.38	1.64
Third Quarter (through to March 9)	2.55	2.09
Month Ended:
July 2014	3.23	3.09
August 2014	3.60	2.72
September 2014	3.46	2.70
October 2014	3.05	2.76
November 2014	2.98	1.65
December 2014	5.38	1.64
January 2015	2.65	2.09
February 2015	4.07	2.52
March 2015 (through to March 9)	4.33	2.50

*	Note that we effected a change to the ADS ratio on January 3, 2012. The ratio changed from each ADS representing 5 ordinary shares to each ADS representing 25 ordinary shares. All of the ADR prices presented above have been adjusted to be comparative to the current ratio.

USE OF PROCEEDS

We will not receive proceeds from any sales by the Selling Shareholders of the ADSs. The Selling Shareholders will receive the proceeds from such sale of shares.

DESCRIPTION OF ORDINARY SHARES AND AMERICAN DEPOSITARY SHARES

ORDINARY SHARES

The following is a summary description of our ordinary shares under our Constitution.

Rights Attached to Ordinary Shares

Holders of ordinary shares have one vote per share, and are entitled to participate equally in the payment of dividends and share distributions and, in the event of our liquidation, in the distribution of assets after satisfaction of liabilities to creditors. No preferred shares are currently issued. All outstanding ordinary shares are validly issued and fully paid.

We are not required to issue stock certificates.

Transfer of Shares

Fully-paid ordinary shares may be freely transferred under our Constitution unless the transfer is restricted or prohibited by another instrument or applicable securities laws.

Dividend and Liquidation Rights

We may declare a dividend to be paid to the holders of ordinary shares according to their rights and interests in our profits. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the number of shares held.

This right may be affected by the grant of preferential dividend or distribution rights, to the holders of a class of shares with preferential rights that may be authorized in the future. Under the Australian Companies Law, the declaration of a dividend does not require the approval of the shareholders of the company, unless the company’s Constitution requires otherwise. Our Constitution provides that the Board of Directors may declare and distribute dividends without the approval of the shareholders.

Voting Rights

Our ordinary shares do not have cumulative voting rights in the election of directors. As a result, the holders of ordinary shares that represent more than 50% of the voting power represented at a shareholders meeting at which a quorum is present have the power to elect all of our directors.

Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Shareholders may vote in person or by proxy. These voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Under the Australian Companies Law, unless otherwise provided in the Constitution or by applicable law, all resolutions of the shareholders require a simple majority.

Voting by Proxy and in Other Manners

Our Constitution enables a shareholder to appoint a proxy, who need not be a shareholder, to vote at any shareholders meeting. We require that the appointment of a proxy be in writing signed by the person making the appointment or by an attorney authorized for this purpose, and if the person making the appointment is a corporation, by a person or persons authorized to bind the corporation. In the document appointing a proxy, each shareholder may specify how the proxy should vote on any matter presented at a shareholders meeting. The document appointing the proxy shall be deposited in our offices or at such other address as shall be specified in the notice of the meeting not less than 48 hours before the time of the meeting at which the person specified in the appointment is due to vote.

Anti-Takeover Provisions under the Australian Corporations Law

Whilst the takeover of listed companies is regulated under the Corporations Act, there are no specific anti-takeover provisions in the Corporations Act. We are able by shareholder resolution (special resolution requiring at least a 75% of votes of voting shareholders at the meeting personally or by proxy) to require a shareholder resolution to allow a proportional takeover offer.

Rights of Shareholders

Under our Constitution, our directors have the right to determine whether and to what extent and under what conditions our accounting records and other documents and records are open to the inspection of our shareholders. No shareholder has any right of inspection except as provided by law, as authorized by our directors or as authorized by our shareholders at a general meeting. Pursuant to the Australia Corporations Act 2001, on application by a member of a company, an Australian court may make an order (i) authorizing the applicant to inspect books of the company; or (ii) authorizing another person (whether a member or not) to inspect books of the company on the applicant’s behalf. The court may only make the order if it is satisfied that the applicant is acting in good faith and that the inspection is to be made for a proper purpose. A person authorized to inspect books may make copies of the books unless the Court orders otherwise.

Enforceability of Civil Liabilities

We are incorporated in Australia and all of our directors and officers and the Australian experts named in this registration statement reside outside the United States. Service of process upon them may be difficult to effect within the US. Furthermore, because most of our assets, and those of our non-US directors and officers and the Australian experts named herein, are located outside the United States, any judgment obtained in the United States against us or any of these persons may not be collectible within the United States.

We have been informed by our legal counsel in Australia, Addisons, that there is doubt as to the enforceability in Australia of civil liabilities under the Securities Act or the Exchange Act.. There is no statutory recognition in Australia of judgments obtained in the United States, although the courts of Australia will generally recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits.

Subject to particular time limitations, executory judgments of a US court for monetary damages in civil matters may be enforced by an Australian court, provided that:

•	the judgment was obtained not more than 12 years ago and was after due process before a court of competent jurisdiction, that recognizes and enforces similar judgments of Australian courts, and the court had authority according to the rules of private international law currently prevailing in Australia;

•	adequate service of process was effected and the defendant had a reasonable opportunity to be heard;

•	the judgment is not contrary to the law, public policy, security or sovereignty of Australia and its enforcement is not contrary to the laws governing enforcement of judgments;

•	the judgment was not obtained by fraud and does not conflict with any other valid judgment in the same matter between the same parties;

•	if the judgment is against a party is it for a fixed or readily calculable sum

•	the judgment is final and conclusive and no longer appealable; and

•	an action between the same parties in the same matter is not pending in any Australian court at the time the lawsuit is instituted in the foreign court the parties to the judgment and in the application to register the judgment are identical; and

Foreign judgments enforced by Australian courts generally will be payable in Australian dollars. The usual practice in an action before an Australian court to recover an amount in a non-Australian currency is for the Australian court to render judgment for the equivalent amount in Australian currency at the rate of exchange in force on the date of the judgment. Current Australian exchange control regulations also permit a judgment debtor to make payment in foreign currency. Pending collection, judgment creditors must bear the risk of unfavorable exchange rates.

AMERICAN DEPOSITARY SHARES

The Bank of New York Mellon, as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent twenty-five ordinary shares (or a right to receive twenty-five ordinary shares) deposited with a custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary in Australia. The depositary’s office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon’s principal executive office is located at One Wall Street, New York, New York 10286.

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder.

The Direct Registration System, also referred to as DRS, is a system administered by The Depository Trust Company, also referred to as DTC, under which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Australian law governs shareholder rights. The depositary will be the holder of the shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons beneficially owning ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. Directions on how to obtain copies of those documents are provided on page 29.

Dividends and Other Distributions

How will you receive dividends and other distributions on the shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Cash.	The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Shares.	The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS (or ADSs representing those shares) and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares.

Rights to Purchase Additional Shares.	If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions.	The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited shares their ADSs represent. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares. However, you may not know about the meeting enough in advance to withdraw the shares.

The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary to vote. For instructions to be valid, they must reach the depositary by a date set by the depositary.

The depositary will try, as far as practical, subject to the laws of Australia and of our Constitution or similar documents, to vote or to have its agents vote the deposited ordinary shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

Fees and Expenses

Persons depositing or withdrawing shares or ADS holders must pay:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$.02 (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$.02 (or less) per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Reclassify, split up or consolidate any of the deposited securities	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
• Distribute securities on the shares that are not distributed to you
The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction or if the depositary resigns or is removed by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver shares and other deposited securities upon cancellation of ADSs. One year after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our or its control from performing our or its obligations under the deposit agreement;

•	are not liable if we or it exercises discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying shares at any time except:

•	when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SELLING SHAREHOLDERS

The ADSs being offered by the Selling Shareholders represent ordinary shares that are issuable to the Selling Shareholders upon exercise of the Options. For additional information regarding the issuance of the ordinary shares, see “The Offering and Placement of Ordinary Shares and Options” above. We are registering, in accordance with the Placement Letters, the ordinary shares issuable upon exercise of the Options in order to permit the Selling Shareholders to offer ordinary shares in the form of ADSs for resale from time to time.

The Options are exercisable at an initial exercise price of A$0.15 per ordinary share and expire on December 16, 2019 and December 18, 2019, respectively. The shares issuable upon exercise of the Options will rank pari passu with our then issued and fully paid ordinary shares.

The Placement Letters contain customary representations and warranties and indemnification provisions. We have agreed with each Selling Shareholder that we will not for a period of ninety (90) days from the day of such Selling Shareholder’s Placement Letter issue any additional ordinary shares or options to purchase ordinary shares.

The foregoing descriptions of the Placement Letters and the Options do not purport to be a complete description of the terms of the documents, and are qualified in their entirety by the terms of the definitive documents or forms thereof which have been filed with the SEC.

Except for the purchase of the Options and the ordinary shares issued pursuant to the Placement Letters and their rights under the Placement Letters and the previous dealings with Hudson Bay Master Fund Limited (“HBMF”) and the Placement Agent discussed below, none of the Selling Shareholders has had any material relationship with us within the past three years.

On July 4, 2013 we entered into a Convertible Securities Agreement with HBMF pursuant to which HBMF agreed to invest, at the Company’s option, up to an aggregate amount of A$5,000,000 in us in return for us issuing HBMF up to five convertible securities having an aggregate face value of up to A$5,500,000 (Convertible Securities Agreement). This Agreement was amended on November 15, 2013 to among other things increase the total amount which HBMF agreed to invest to A$8,000,000.

Under the Convertible Securities Agreement, we also issued to HBMF an option to purchase 4,000,000 ordinary shares (the “2013 HBMF Option”), at an option exercise price of A$0.1906 per ordinary share and having an expiration date of July 4, 2016.

On July 4, 2013, we also issued 822,369 ordinary shares to HBMF in satisfaction of our obligation to pay a commencement fee under the Convertible Securities Agreement.

Between July 3, 2013 and February 10, 2015, we issued four convertible promissory notes to HBMF having an aggregate face value of A$6,050,000. HBMF or its nominees have converted all of these convertible promissory notes and thereby been issued a further 47,173,141 ordinary shares. Under the Convertible Securities Agreement there were two formulae for calculation of the number of conversion shares (Conversion Price A and Conversion Price B) and it was in HBMF’s discretion to choose either conversion method. Conversion Price A meant 90% of the average of three (3) daily VWAPs per share, as selected by HBMF in its sole discretion, during the twenty (20) consecutive trading days immediately prior to the date the relevant conversion notice is given to Novogen, rounded down to the nearest 1/10th of a cent. Conversion Price B meant 130% of the average of the daily VWAPs per Share for the twenty (20) consecutive Trading Days immediately prior to July 3, 2013 (meaning A$0.1906 per ordinary share), rounded down to the nearest 1/10th of a cent.

On January 16, 2015, we terminated the Convertible Securities Agreement, therefore no further Notes will be issued under the Convertible Securities Agreement.

We entered into an engagement letter dated June 12, 2014 with the Placement Agent (the “Engagement Letter”). Pursuant to the Engagement Letter, we paid the Placement Agent the sum of A$410,382 (or US$334,178) with respect to the sale of the ordinary shares sold pursuant to the Placement Letters and we issued the Placement Option to the Placement Agent.

The table below names the Selling Shareholders and sets forth certain other information regarding the beneficial ownership of our ordinary shares represented by the ADSs held by the Selling Shareholders. The second column lists the number of ordinary shares beneficially owned by each Selling Shareholder, based on its ownership of ordinary shares, Options and other convertible securities as of March 9, 2015, assuming the full exercise of the Options and other convertible securities held by such Selling Shareholder. The third column lists the ordinary shares being offered by this prospectus. The fourth column shows the ordinary shares beneficially owned by each Selling Shareholder upon completion of the offering being made by this prospectus. Because a Selling Shareholder may offer all or less than all of our ordinary shares covered by this prospectus, we cannot estimate the amount of our ordinary shares that will be held by each Selling Shareholder upon completion of the offering, and the fourth column therefore assumes the sale of all such ordinary shares. For information on the procedure for sales by the Selling Shareholders, please read the disclosure set forth under the heading “Plan Of Distribution.”

The following ordinary shares may be sold by a Selling Shareholder or by transferees, donees, pledgees or other successors-in-interest received after the date of this prospectus. Information concerning the Selling Shareholders may change from time to time. This prospectus may be supplemented or amended from time to time as appropriate to update the information set forth below and to identify any additional selling shareholder who may offer ordinary shares hereunder.

	Shares Beneficially Owned Prior to Offering (1)			Shares Being Offered	Shares Beneficially Owned After Offering
Selling Shareholder	Number		Percent	Hereby	Number	Percent
Anson Investments Master Fund LP	19,000,800		7.56%	19,000,800	0	0%

Hudson Bay Master Fund Ltd.	18,950,000	(2)	7.54%	14,700,000	4,250,000	1.69%

Iroquois Master Fund Ltd.	12,950,000		5.15%	12,950,000	0	0%

H.C. Wainwright & Co. LLC	1,876,032		0.75%	1,876,032	0	0%

Total	52,776,832		21.00%	48,526,832	4,250,000	1.69%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC. Percentage ownership is based on 251,344,150 ordinary shares outstanding as of March 9, 2015.
(2)	Comprised of (i) 250,000 ordinary shares issued to HBMF following exercise of Placement Options, (ii) 14,700,000 ordinary shares underlying Purchaser Options issued to HBMF in the Placements, (iii) 4,000,000 ordinary shares underlying the 2013 HBMF Option. See above on page 22 for a description of the conversion terms of these promissory notes.

PLAN OF DISTRIBUTION

We are registering the ordinary shares that are issuable to all the Selling Shareholders upon exercise of the Options, to permit the Selling Shareholders to sell these ordinary shares in the form of ADSs from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the Selling Shareholders of the ADSs. We will bear all fees and expenses incident to our obligation to register the ordinary shares.

Each Selling Shareholder may sell all or a portion of the ADSs beneficially owned by it and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ADSs are sold through underwriters or broker-dealers, the Selling Shareholder will be responsible for underwriting discounts or commissions or agent’s commissions. The ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions, pursuant to one or more of the following methods:

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the ADSs as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	sales pursuant to Rule 144;

•	broker-dealers may agree with the Selling Shareholder to sell a specified number of such ADSs at a stipulated price per ADS;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If a Selling Shareholder effects such transactions by selling ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from such Selling Shareholder or commissions from purchasers of the ADSs for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the ADSs or otherwise, a Selling Shareholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ADSs in the course of hedging in positions they assume. A Selling Shareholder may also lend or pledge ADSs to broker-dealers that in turn may sell such ADSs.

A Selling Shareholder may pledge or grant a security interest in some or all of the ordinary shares or ADSs owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the ADSs from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) under, or another applicable provision of, the Securities Act, amending, if necessary, the list of Selling Shareholders to include the pledgee, transferee or other successor-in-interest as a Selling Shareholder under this prospectus. A Selling Shareholder also may transfer the ADSs in other circumstances in which case the transferees, donees, pledgees or other successors-in-interest may be the selling beneficial owners for purposes of this prospectus and may sell such ADSs from time to time under this prospectus after an amendment or supplement has been filed under Rule 424(b)(3) under, or another applicable provision of, the Securities Act, amending, if necessary, the list of Selling Shareholders to include the transferees, donees, pledgees or other successors-in-interest as a Selling Shareholder under this prospectus.

The Selling Shareholders and any broker-dealer participating in the distribution of the ADSs may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed or fees paid to, any such broker-dealer and any profit on the resale of the ADSs sold by them may be deemed to be underwriting commissions or discounts. In the event any underwriter, dealer or agent who is a member of the Financial Industry Regulatory Authority, or FINRA, participates in the distribution of any securities offered pursuant to this prospectus and any applicable prospectus supplement, the maximum underwriters’ compensation to be received by such FINRA member will not be greater than eight percent of the gross proceeds from the sale of the ADSs. At the time a particular offering of the ADSs is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the Selling Shareholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the ADSs may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ADSs may not be sold unless such ADSs have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

The Selling Shareholders and any other person participating in such distribution will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M under the Exchange Act, which may limit the timing of purchases and sales of any of the ADSs by the Selling Shareholders and any other participating person. (Regulation M does not, however, limit the ability of the Selling Shareholders to convert the Options into ordinary shares.) Regulation M may also restrict the ability of any person engaged in the distribution of the ADSs to engage in market-making activities with respect to the ADSs. All of the foregoing may affect the marketability of the ADSs and the ability of any person or entity to engage in market-making activities with respect to the ADSs.

We will pay all expenses of the registration of the ordinary shares pursuant to the Placement Letters, including, without limitation, SEC filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the Selling Shareholders will pay all underwriting discounts and selling commissions, if any. See “Offering Expenses” on page 25. We will indemnify the Selling Shareholders against liabilities, including some liabilities under the Securities Act, in accordance with the Placement Letters, or the Selling Shareholders will be entitled to contribution. We may be indemnified by the Selling Shareholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the Selling Shareholders specifically for use in this prospectus, in accordance with the related registration rights agreement, or we may be entitled to contribution.

Once sold under the registration statement of which this prospectus forms a part, the ordinary shares and ADSs representing those ordinary shares will be freely tradable in the hands of persons other than our affiliates.

There can be no assurance that the Selling Shareholders will sell any or all of the ordinary shares in the form of ADSs registered pursuant to the registration statement of which this prospectus forms a part.

ENFORCEMENT OF CIVIL LIABILITIES

We are incorporated in Australia. Most of our current operations are conducted in Australia, and most of our assets are located in the Australia. A majority of our directors and officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon us or such persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Corporation Trust Company as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Addisons, our counsel as to Australian law, have advised us that there is uncertainty as to whether the courts of Australia would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state within the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated solely upon the securities laws of the United States or any state within the United States.

Addisons has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, may be subject to enforcement proceedings as debt in the courts of Australia under the common law. Civil liability provisions of the U.S. federal and state securities law permit punitive damages against us; however, according to Addisons, Australian courts would not recognize or enforce judgments against us to the extent the judgment is punitive or penal. It is uncertain as to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws would be determined by Australian courts as penal or punitive in nature.

OFFERING EXPENSES

The following is a statement of expenses in connection with the distribution of the securities registered. All amounts shown are estimates except the SEC registration fee. The estimates do not include expenses related to offerings of particular securities. Each prospectus supplement describing an offering of securities will reflect the estimated expenses related to the offering of securities under that prospectus supplement.

SEC registration fee		$566.79
EDGAR and printing fees	A	$1,628
Legal fees and expenses	A	$55,129
Accounting fees and expenses	A	$8,480
Depositary fees and expenses		$2,000
Miscellaneous		N/A
Total		$67,803.79

LEGAL MATTERS

Certain legal matters with respect to Australian law, including the validity of the ordinary shares, will be passed upon for us by Addisons.

EXPERTS

The consolidated financial statements incorporated by reference in this prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton Audit Pty Limited, independent registered public accountants, on the authority of said firm as experts in auditing and accounting.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring you to those documents. Each document incorporated by reference is current only as of the date of such document, and the information incorporated by reference is considered to be part of this prospectus. The information we file later with the SEC will automatically update and supersede this information. As such, in the case of a conflict or inconsistency between information contained in this prospectus and information incorporated by reference into this prospectus, you should rely on the information contained in the document that was filed later.

We hereby incorporate by reference the following:

•	Our Annual Report on Form 20-F for the fiscal year ended June 30, 2014 filed with the SEC on October 31, 2014 (File No. 000-29962);

•	Current report on Form 6-K filed on October 31, 2014;

•	Current report on Form 6-K filed on November 3, 2014;

•	Current report on Form 6-K filed on November 6, 2014;

•	Current report on Form 6-K filed on November 7, 2014;

•	Current report on Form 6-K filed on November 19, 2014;

•	Current report on Form 6-K filed on November 20, 2014;

•	Current report on Form 6-K filed on December 4, 2014;

•	Current report on Form 6-K filed on December 16, 2014;

•	Current report on Form 6-K filed on December 17, 2014;

•	Current report on Form 6-K filed on December 19, 2014;

•	Current report on Form 6-K filed on January 7, 2015;

•	Current report on Form 6-K filed on January 15, 2015;

•	Current report on Form 6-K filed on January 16, 2015;

•	Current report on Form 6-K filed on January 29, 2015;

•	Current report on Form 6-K filed on January 30, 2015;

•	Current report on Form 6-K filed on February 2, 2015;

•	Current report on Form 6-K filed on February 11, 2015;

•	Current report on Form 6-K filed on March 4, 2015;

•	Current report on Form 6-K filed on March 6, 2015; and

•	Current report on Form 6-K filed on March 11, 2015.

•	With respect to each offering of securities under this prospectus, all other subsequent annual reports on Form 20-F and any report on Form 6-K indicating that it is being incorporated by reference and that we file with the SEC on or after the date on which the registration statement is first filed with the SEC and until the termination or completion of the offering under this prospectus.

All Annual Reports on Form 20-F and all Reports of Foreign Issuer on Form 6-K, which are identified by us as being incorporated herein by reference, filed subsequent to the date of the registration statement on Form F-3, of which this prospectus forms a part, including documents filed prior to the effectiveness of such registration statement, but before the termination of the offering by this prospectus, shall be deemed to be incorporated by reference into this prospectus and deemed to be a part hereof from the date of the filing of such documents.

Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference, modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide at no cost to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all information that has been incorporated by reference herein but has not been previously delivered upon written or oral request to:

Graham Kelly

Chairman

Novogen Limited

Level 1, 16-20 Edgeworth David Avenue

Hornsby, New South Wales 2007

Australia

+61 (02) 9472 4111

WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

As required by the Securities Act, we filed a registration statement on Form F-3 relating to the securities offered by this prospectus with the SEC. This prospectus is a part of that registration statement, which includes additional information. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreements or other document.

We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. We, as a “foreign private issuer,” are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchases and sales of shares. In addition, we are not required to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we anticipate filing with the SEC, within four months after the end of each fiscal year, an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also file with the SEC Reports of Foreign Private Issuer on Form 6-K.

You may read and copy any document we file or furnish with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. You can review our SEC filings and the registration statement by accessing the SEC’s Internet site at http://www.sec.gov.

You can review our ASX filings and the registration statement by accessing the ASX’s Internet site at http://www.asx.com.au.

We also maintain a website at http://www.novogen.com, but information contained on our website does not constitute a part of this prospectus and is not incorporated by reference into this prospectus.